Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



RECEIVED



2004 MAY 14 A 11: 45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption pursuant to Rule 12g3-2(b)   82-4567

Submission of: Other information

Lima, May 11th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

PROCESSED

MAY 1 4 2004

THOMSON
FINANCIAL

Dear Sirs:

Please find attached the list of our shareholders as of April 30' had a participation higher than
0.5% of the shares with right to vote.

Faithfully yours

ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

RELACION DE ACCIONISTAS

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20157036794	IN - CARTADM	28,084,755	1.1000	13.699880
2	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	22,112,769	1.1000	10.786717
3	R	20170124449	NV -CARTADM	18,858,711	1.1000	9.199371
4	X	038013580	HORSESHOE BAY LIMITED	13,251,224	1.1000	6.464012
5	R	20143980821	HO - CARTADM	12,140,855	1.1000	5.922368
6	E	08191212	MONTERO ARAMBURU EDUARDO	10,085,752	1.1000	4.919879
7	R	20111691631	GONDOMAR S.A.	10,033,501	1.1000	4.894391
8	R	20142829551	PR - CARTADM	9,786,796	1.1000	4.774047
9	*	021009695	ATLANTIC SECURITY BANK	8,058,424	1.1000	3.930939
10	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	7,889,949	1.1000	3.848756
11	R	20171049262	INVERSIONES VARESLI S.A.	7,279,409	1.1000	3.550931
12	*	027012415	HYBISCUS CAPITAL LTD.	6,242,754	1.1000	3.045246
13	*	13790981	ÑORTENSIA S.A.	6,143,022	1.1000	2.996596
14	R	20100228352	CORPORACION CERVESUR S.A.A.	4,870,078	1.1000	2.375648
15	R	20119821151	INMOBILIARIA 301, S.A.	4,555,815	1.1000	2.222349
16	R	20215376916	BUSLETT S.A.	3,432,821	1.1000	1.674547
17	*	021015391	DUCKTOWN HOLDINGS S.A.	3,021,418	1.1000	1.473862
18	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,595,616	1.1000	0.778349
19	E	08243244	MONTERO MUELLE ALFONSO	1,511,865	1.1000	0.737495
20	E	09177929	ARRARTE FERREYROS-DE VICTORIA	1,326,633	1.1000	0.647138
21	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,315,959	1.1000	0.641931
22	R	20100047218	BANCO DE CREDITO DEL PERU	1,212,081	1.1000	0.591259
23	E	07272496	FERREYROS ASPILLAGA CARLOS	1,049,559	1.1000	0.511980
24	E	07277264	ESPINOSA BEDOYA OSCAR	1,035,683	1.1000	0.505211